Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

September 29, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Vanessa Robertson

 Mary Mast

 Joshua Gorsky

 Jason Drory

Re:	Abivax SA

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted on September 8, 2023

CIK No. 0001956827

Ladies and Gentlemen:

On behalf of Abivax SA (the “Company”), we are providing this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated September 20, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to the Confidential Draft Registration Statement on Form F-1, confidentially submitted on September 8, 2023 (the “Draft Registration Statement”).

In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement on Form F-1 (the “Registration Statement”) and is filing a Registration Statement with this response letter, which reflects changes made in response to the comment contained in the Comment Letter.

The numbering of the paragraph below corresponds to the numbering of the comment contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 8, 2023

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

September 29, 2023

Page Two

Risk Factors—Risks Related to our Financial Position and Need for Additional Capital

We have significant debt commitments, which require us to meet certain operating covenants, and if we fail to comply with those covenants..., page 21

1.

We note your disclosure stating that as security for the Kreos/Claret Financing, “the Secured Lenders benefit from the grant of first-ranking collateral on [y]our principal tangible and intangible assets, including . . . intellectual property rights in [y]our lead drug candidate[.]” Please revise your disclosure to provide a separate risk factor detailing the risks associated with pledging the intellectual property rights in your lead drug candidate as security for the Kreos/Claret Financing.

In response to the Staff’s comment, the Company has amended its disclosure on pages 8, 23 and 24.

* * * *

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474, Marc Recht of Cooley LLP at (617) 937-2316, Ryan Sansom of Cooley LLP at (617) 937-2335 or Denny Won of Cooley LLP at (415) 693-2032.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Marc de Garidel, Abivax SA

Didier Blondel, Abivax SA

Marc Recht, Cooley LLP

Ryan Sansom, Cooley LLP

Denny Won, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com